STRATASYS LTD.
(“Stratasys” or the “Company”)

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Annual Meeting”)

Time and Date of Meeting	11:30 a.m., Israel Time, on Tuesday, December 31, 2019

Place of Meeting	Law Offices of Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel

Items of Business	(1)

Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)

Approval of an additional performance-based equity grant of 10,000 restricted share units (RSUs) and an additional cash payment of $200,000, to be paid in equal monthly installments during 2020, for each of Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the continuing, additional services being provided by them on the oversight committee of the Company’s Board of Directors (the “Board”).

(3)

Approval of a $150,000 cash bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2018, and (ii) the continuing, additional services being provided by him on the oversight committee of the Board.

(4)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2018 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board unanimously recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Monday, November 25, 2019.

Further Information

The proposals and details with respect to the Annual Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Voting

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions).

The vote of all of the Company’s shareholders is important regardless of whether or not a shareholder attends the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

By Order of the Board:

Elchanan Jaglom
Chairman of the Board and interim Chief Executive Officer

Rehovot, Israel
November 27, 2019

Notice of the 2019 Annual General Meeting of Shareholders was
first published by the Company on November 21, 2019

TABLE OF CONTENTS

		Page
Questions and Answers About the Proxy Materials and the Annual General Meeting		1
Security Ownership of Certain Beneficial Owners		6
Proposal 1.	Re-election of Directors	7
Proposal 2.	Approval of Additional Performance-Based Equity Grant and Additional Cash Payment to Two Directors Serving on Board Oversight Committee	12
Proposal 3.	Approval of Cash Bonus for Chairman of Executive Committee of Board and Chief Innovation Officer for (i) Year 2018 Services and (ii) Board Oversight Committee Services	14
Proposal 4.	Reappointment of Independent Auditors	15
Consideration of Financial Statements		16
Additional Information		16

STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 31, 2019

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2019 Annual General Meeting of Shareholders (the “Annual Meeting”), to be held at 11:30 a.m., Israel time, on Tuesday, December 31, 2019 at the law offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, 5250608, Israel.

What items of business will be voted on at the Annual Meeting?

(1)

Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)

Approval of an additional performance-based equity grant of 10,000 restricted share units (RSUs) and an additional cash payment of $200,000, to be paid in equal monthly installments during 2020, for each of Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the continuing, additional services being provided by them on the oversight committee of the Board.

(3)

Approval of a $150,000 cash bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2018 and (ii) the continuing, additional services being provided by him on the oversight committee of the Board.

(4)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2018 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under the Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares, nominal value 0.01 New Israeli Shekels per share (“ordinary shares”)) in our Company as of the record date for the Annual Meeting (November 25, 2019). As of the close of business on November 22, 2019 (the latest practicable date prior to the record date for the Annual Meeting), we had 54,436,883 ordinary shares outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the selection of an independent registered public accounting firm (Proposal 4) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Annual Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, November 25, 2019, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the close of business on November 22, 2019, there were 54,436,883 ordinary shares outstanding. The closing price of the ordinary shares on November 22, 2019 (the latest practicable date prior to the publication of this proxy statement), as quoted on the NASDAQ Global Select Market, was US$18.69.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online (at www.proxyvote.com) or via telephone (by dialing the number indicated on the enclosed voting instruction form). For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. If you lose or misplace your proxy card, you may print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on November 27, 2019, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on November 27, 2019. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Broadridge or our Vice President, Investor Relations must receive any such revocation of proxy by 11:59 a.m., U.S. Eastern Time, on December 30, 2019, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Lilach Payorski, Mr. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 7, 2019, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (our “2018 Annual Report”) with the SEC. Our 2018 Annual Report includes our audited 2018 financial statements, certain non-GAAP financial information for 2018, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2018 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2018 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of New Israeli Shekel (“NIS”) amounts presented in this Proxy Statement are translated using the rate of NIS 3.46 to US$1.00, the exchange rate reported by the Bank of Israel on November 22, 2019 (the most recent practicable business day preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2019

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting, by contacting our Vice President, Investor
Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of November 22, 2019, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including reports filed by institutional investment managers on Form 13F for the calendar quarter ended September 30, 2019) and may not necessarily be accurate as of November 22, 2019. Ordinary shares that a person has a right to acquire within 60 days after November 22, 2019 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 54,436,883 ordinary shares that were outstanding as of November 22, 2019.

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
ARK Investment Management LLC	7,804,069	(1)	—	7,804,069	14.3%
PRIMECAP Management Company	7,410,200	(2)	—	7,410,200	13.6%
Nikko Asset Management Americas, Inc.	5,457,537	(3)	—	5,457,537	10.0%
____________________

(1)

Represents aggregate number of ordinary shares beneficially owned as of September 30, 2019, as indicated in the report of institutional investment manager on Form 13F for the calendar quarter ended September 30, 2019, filed by ARK Investment Management LLC on November 12, 2019. According to that report, ARK Investment Management LLC possesses sole investment discretion with respect to all 7,804,069 ordinary shares beneficially owned by it, while possessing sole, shared and no voting authority with respect to 5,742,775, 520,913 and 1,540,381 of those ordinary shares, respectively.

(2)

Represents ordinary shares beneficially owned as of September 30, 2019, as indicated in the report of institutional investment manager on Form 13F for the calendar quarter ended September 30, 2019, filed by PRIMECAP Management Company on November 13, 2019. According to that report, PRIMECAP Management Company possesses sole investment discretion with respect to all 7,410,200 ordinary shares beneficially owned by it, while possessing sole voting authority, and no voting authority, with respect to 7,095,700 and 314,500 of those ordinary shares, respectively.

(3)

Represents ordinary shares beneficially owned as of September 30, 2019, based on the statement of beneficial ownership on Schedule 13G, and the report of institutional investment manager on Form 13F for the calendar quarter ended September 30, 2019, filed, in each case, by Nikko Asset Managers Americas, Inc. on October 9, 2019 and October 29, 2019, respectively. According to those reports, Nikko Asset Management Americas, Inc. possesses sole investment discretion with respect to all 5,457,537 ordinary shares beneficially owned by it, while possessing sole voting authority, and no voting authority, with respect to 5,428,013 and 29,524 of those ordinary shares, respectively. The ordinary shares beneficially owned by Nikko Asset Management Americas, Inc. may also be deemed to be beneficially owned by its parent holding companies, Sumitomo Mitsui Trust Holdings Inc. and Nikko Asset Management Co., Ltd.

PROPOSAL 1:
RE-ELECTION OF DIRECTORS

Background

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On November 20, 2019, pursuant to its nomination of the below-listed individuals for re-election at the Annual Meeting, our Board effectively confirmed the number of directors prospectively constituting the Board as nine (9). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. Victor Leventhal, Mr. John J. McEleney, Mr. Dov Ofer, Ms. Ziva Patir, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Of our existing directors who have been nominated for reelection at the Annual Meeting, each of Messrs. Jaglom, Crump, Leventhal and McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012, until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013).

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board on November 20, 2019 for re-election at the Annual Meeting:

Name	Age	Position
Elchanan Jaglom	78	Chairman of the Board of Directors and Interim CEO
S. Scott Crump	66	Chairman of the Executive Committee, Director and Chief Innovation Officer
Victor Leventhal	75	Director
John J. McEleney	57	Director
Dov Ofer	65	Director
Ziva Patir	69	Director
David Reis	58	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	63	Director
Adina Shorr	59	Director

Board Independence

Each of Messrs. Leventhal, McEleney and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the NASDAQ Stock Market. Consequently, we comply with the requirement of NASDAQ Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors.

Biographical Information Concerning the Nominees for Re-election at the Annual Meeting

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015 and as interim Chief Executive Officer since June 1, 2018. From the Stratasys, Inc.- Objet Ltd. merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our Company. Prior to the Stratasys, Inc.- Objet Ltd. merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys, Inc.- Objet Ltd. merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump has also served since June 1, 2018 on the oversight committee of our board of directors to help support the management of our Company during an interim period, until our permanent successor chief executive officer is appointed. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

Victor Leventhal has served as a director of our Company (until May 2016, as an external director) since the closing of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

John J. McEleney, who has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Dov Ofer has served as our director since July 2017, and, since June 1, 2018, on the oversight committee of our board of directors to help support the management of our Company during an interim period, until our permanent successor chief executive officer is appointed. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Ms. Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis was appointed Vice Chairman of the Stratasys Board of Directors on June 6, 2017, having earlier served as Executive Director since July 2016 and director since June 2013. Mr. Reis also serves as a key member of the board of directors’ oversight committee as of June 1, 2018, guiding the Company’s Executive Management during an interim period until the Board of Directors Search Committee appoints Stratasys’ next Chief Executive Officer. In addition since 2017, Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an independent director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank Hapoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions.

Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 annual general meeting of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 7, 2019 (our “2018 Annual Report”), contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2018. Item 6C of our 2018 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2018 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.

RESOLVED, that the re-election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.

RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.

RESOLVED FURTHER, that the re-election of Mr. Victor Leventhal as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.	RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.	RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

i.	RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions re-electing Messrs. Jaglom, Crump, Leventhal, McEleney, Ofer, Reis and Seroussi, and Mses. Patir and Shorr, as directors of Stratasys Ltd.

PROPOSAL 2:
APPROVAL OF ADDITIONAL PERFORMANCE-BASED EQUITY GRANT AND ADDITIONAL CASH
PAYMENT TO TWO DIRECTORS SERVING ON BOARD OVERSIGHT COMMITTEE

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

As described in the “Background” to Proposal 3 in the proxy statement for our 2018 annual general meeting of shareholders (which originally appeared as Exhibit 99.1 to our Form 6-K furnished to the SEC on August 8, 2018 (https://www.sec.gov/Archives/edgar/data/1517396/000120677418002353/stratasys3352019-ex991.htm), and which was modified in our Form 6-K furnished to the SEC on September 25, 2018 https://www.sec.gov/Archives/edgar/data/1517396/000120677418002838/stratasys33520111-6k.htm), each of Messrs. David Reis and Dov Ofer— two directors with a significant amount of public company, executive-level experience— was requested, and agreed, to serve on the oversight committee of our Board, commencing on June 1, 2018. The valuable experience of Messrs. Reis and Ofer is reflected, in part, in their respective biographical information, as described in Proposal 1 above.

The oversight committee has been providing significant support to Mr. Elchanan Jaglom, our interim CEO, in the day-to-day management of our Company following the resignation of our previous CEO. Those managerial support services have required a commitment of time and effort from these directors that are significantly greater than those demanded of an ordinary non-employee director, in the case of Mr. Ofer, and more than what is expected of an Executive Director, in the case of Mr. Reis. Each of Messrs. Reis and Ofer has been leveraging his experience towards his service on this Board committee to ensure that our Company remains on its charted course despite the loss of our previous CEO. Mr. Reis’ responsibilities on the oversight committee have focused upon our sales and marketing activities. Mr. Ofer’s responsibilities on the committee primarily relate to all of our operations and finance activities, as well as business development activities.

At our 2018 annual general meeting of shareholders, our shareholders approved additional cash compensation for Mr. Ofer ($15,000 per month) and a one-time equity grant to each of Messrs. Reis and Ofer in respect of their services on the oversight committee of the Board, which grant was divided into options to purchase ordinary shares and restricted stock units (“RSUs”). The options and RSUs were characterized by time-based (2/3 of the grant) and performance-based (1/3 of the grant) vesting terms. The further terms of that grant were described in the above-linked Form 6-K furnished to the SEC on September 25, 2018.

We note that the additional compensation referred to in the previous paragraph was intended to cover a finite period of time during which the additional services of Messrs. Reis and Ofer were expected to be needed—specifically, the second half of 2018 and the first half of 2019. However, as of the date of the upcoming Annual Meeting, Messrs. Reis’ and Ofer’s management support roles as members of the oversight committee of our Board have extended beyond that time, for over one and one-half years, including the second half of 2019, for which they have not received any equity compensation in respect of that service.

We furthermore expect that we will need those additional services from Messrs. Reis and Ofer during 2020 as well, as we will need Messrs. Reis and Ofer to be involved in the transitioning of roles and responsibilities to the individual to be retained as the new, permanent CEO. While we have been diligently seeking a permanent successor CEO since Mr. Ilan Levin resigned, we cannot predict with certainty as to how long it will take for that search to be completed and for us to hire a suitable, permanent replacement CEO.

In order to properly continue to incentivize Messrs. Reis and Ofer in respect of their significant contributions, but while also carefully ensuring that the additional compensation package taken as whole is justified based on our future performance, our compensation committee obtained the advice of Semler Brossy Consulting Group LLP, a nationally recognized executive compensation advisory firm. Based on that advice, and in recognition of the relevant, high-level talent and experience that Messrs. Reis and Ofer bring to the oversight committee of the Board and their efforts to date (including without having been granted any performance-based equity grants in respect of the second half of 2019) and their expected efforts going forward, our compensation committee and our Board (without the participation or vote of either of Mr. Reis or Mr. Ofer) have approved, in respect of the continuing additional services of Messrs. Reis and Ofer, additional, one-time equity compensation that is entirely performance-based, as well as an additional one-time grant of cash compensation. The proposed additional compensation is described immediately below:

(i) Performance-Based RSU Grant: 10,000 restricted stock units (“RSUs”), each representing one ordinary share. The RSUs, in their entirety, will be subject to performance-based vesting terms, and will vest upon, and subject to, the achievement by our Company of revenue growth of at least 5% for the full 2020 calendar year relative to the full 2019 calendar year. In other words, our revenues for 2020 must equal or exceed 105% of our revenues in 2019 in order for the 10,000 new RSUs to vest (the determination of revenues shall be based on our 2019 and 2020 audited financial statements, respectively); and

(ii) One-Time Cash Compensation Grant: Each of Messrs. Reis and Ofer will be entitled to a one-time cash grant of $200,000, to be paid in twelve equal monthly installments over the course of 2020.

If the above one-time compensation is approved, the RSUs will be subject to the terms of our 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) with respect to a resignation by a director from the Board (i.e., resignation will be deemed a failure of the performance-based condition). However, given the mandate provided to Messrs. Reis and Ofer by the Board and in order to enable each of those directors the opportunity to earn the performance-based RSU grant for their respective efforts, the full number of RSUs granted to each of the two directors will vest, if the performance-based vesting condition has been met, even if the term of office of that director is not extended by our Board or by any general meetings of our shareholders (other than the upcoming 2019 Annual Meeting), as the case may be.

In approving this additional one-time performance-based equity grant and one-time cash compensation for Messrs. Reis and Ofer, our compensation committee and Board have considered the objectives enumerated in our updated, amended Stratasys Ltd. Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which our shareholders approved pursuant to Proposal 5 at our 2018 annual general meeting of shareholders. The compensation committee and Board have further considered the particular credentials and experience, and contribution level, of those directors. The compensation committee and Board have determined that the proposed additional one-time performance-based equity grant and one-time cash compensation described above are both (a) consistent with the Compensation Policy and (b) appropriate for Board members such as Messrs. Reis and Ofer with significant public company, executive-level experience and knowledge of our industry, who have continued, for an extended period of time, their enhanced time commitment to our Company via their service on the oversight committee of the Board and the expected transitional support that they will be expected to render to the new permanent CEO to be retained.

The proposed equity compensation and cash compensation to which Messrs. Reis and Ofer would be entitled pursuant to this Proposal 2 would be in addition to the existing compensation packages previously approved for them by our shareholders. In the case of Mr. Reis, that package (excluding the one-time equity grant that was approved for him at our 2018 annual general meeting of shareholders) consists of $232,800 (not including VAT, which is due on fees payable to Mr. Reis) for Mr. Reis’ services as a Board member, including in his role as Vice Chairman of the Board, as well NIS 324,000 (approximately $88,428) for his services as our Executive Director, plus other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car.

In the case of Mr. Ofer, the compensation to which he is already entitled as a non-employee director (excluding the one-time equity grant and additional monthly cash compensation of $15,000 approved at our annual general shareholder meeting in October 2018 for his service on the oversight committee) consists of US$50,000 of annual cash fees, , annual equity grants of options to purchase 10,000 ordinary shares, Board committee annual fees of US$2,500 for each committee on which he serves, and fees per meeting (US$1,500 per in-person meeting, US$375 per telephonic or video link meeting, and US$325 per written consent).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that the additional one-time grant by the Company of (i) 10,000 RSUs that will vest subject to the fulfillment of a performance-based condition (revenue growth of at least 5% for the full 2020 calendar year relative to the full 2019 calendar year), and (ii) $200,000 of cash, to be paid in 12 equal monthly installments over the course of 2020, to each of Messrs. David Reis and Dov Ofer, in respect of his ongoing, continued services on the oversight committee of the Board of Directors, as described in Proposal 2 of the proxy statement for the Annual Meeting, be, and hereby is, approved in all respects, subject to the re-election of Messrs. Reis and Ofer pursuant to Proposal 1 at the Annual Meeting.

Required Vote

The approval of the additional, performance-based RSUs grant and cash grant pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving an additional, one-time, performance-based RSUs grant and cash grant for each of Messrs. David Reis and Dov Ofer.

PROPOSAL 3:
APPROVAL OF BONUS FOR CHAIRMAN OF EXECUTIVE COMMITTEE OF BOARD AND CHIEF
INNOVATION OFFICER FOR (I) YEAR 2018 SERVICES AND (II) BOARD OVERSIGHT COMMITTEE
SERVICES

Background

As noted at the start of the “Background” to Proposal 2, under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In 2018, the compensation committee of our Board and our Board (in each case, without the participation of Mr. S. Scott Crump, the Chairman of the Executive Committee of the Board and our Chief Innovation Officer) established specific goals for Mr. Crump to achieve during that year. In recognition of the fact that Mr. Crump met certain of those goals and in light of his other significant contributions to our Company as Chief Innovation Officer, including in his active role on the oversight committee of the Board supporting our interim CEO (as described below), the compensation committee and our Board have determined that a cash bonus of $150,000 should be paid to Mr. Crump (the “CIO Bonus”).

In approving the CIO Bonus, the compensation committee and the Board took into consideration Mr. Crump’s having helped to further our leadership position and his involvement in helping to further develop our strategy to deepen our focus on additive technology solutions for specific vertical markets, including our industry partnerships with leading manufacturers in various key vertical markets, such as automotive and aerospace. They also considered Mr. Crump’s continued service on the oversight committee of the Board, through which he has been providing support to Mr. Elchanan Jaglom, our interim CEO, in the day-to-day management of our Company since the resignation of our former CEO, effective as of June 1, 2018. Mr. Crump’s background (as described in the biographical information in the “Background” to Proposal 1) makes him highly knowledgeable of our Company, and his executive-level experience at our Company (including as Chairman of the Board from the Stratasys-Objet merger until February 2015, and as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger) has rendered him ideally suited to assist in the capacity of a member of the oversight committee of the Board.

Mr. Crump’s responsibilities on the oversight committee involve the supervision of all of our research and development activities. We believe that Mr. Crump is a key opinion leader in the 3D printing industry, and his oversight of our research and development activities has been, and continues to be, critical during this period. The extra commitment on the part of Mr. Crump to serve on the oversight committee has required extra investments of time and effort, for which our compensation committee and Board have determined that Mr. Crump should be duly compensated.

In approving the bonus for Mr. Crump, the compensation committee and the Board also considered the objectives enumerated in the Compensation Policy. They determined that the proposed bonus is (i) consistent with those objectives and with the Compensation Policy generally, (ii) appropriate for an executive with Mr. Crump’s experience level and credentials, and (iii) well within market standards.

The proposed $150,000 cash bonus to which Mr. Crump would be entitled pursuant to this Proposal 3 would be in addition to the usual compensation package to which Mr. Crump is otherwise entitled on an annual basis, as previously approved by our shareholders and as disclosed in our 2018 Annual Report, consisting of $262,854 in cash, which constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our Company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

RESOLVED, that the proposed cash bonus of $150,000 for Mr. S. Scott Crump, the Chairman of the Executive Committee, and a member of the oversight committee, of the Board, and the Chief Innovation Officer of the Company, as described in Proposal 3 of the proxy statement with respect to the Annual Meeting, be, and hereby is, approved in all respects.

Required Vote

The approval of Mr. Scott Crump’s bonus pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the cash bonus for Mr. Scott Crump.

PROPOSAL 4:
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2019 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2017 and 2018, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2018	2017
Audit fees (1)	$933,200	$907,500
Tax fees (2)	116,132	131,205
All other fees (3)	6,800	11,300
Total	$1,056,132	$1,050,005
____________________

(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.

(3)	All other fees are fees for other consulting services (if any) rendered by the Auditors to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the independent auditors of the Company for the year ending December 31, 2019 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 4.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution reappointing the Auditors as our independent auditors for the year ending December 31, 2019.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2018 are included in our 2018 Annual Report (on Form 20-F), which we filed with the SEC on March 7, 2019. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2018 Annual Report, which was filed with the SEC on March 7, 2019, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on November 21, 2019, we issued a press release and furnished a related Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
November 27, 2019